EXHIBIT 99.1

AB Volvo to be delisted from Frankfurt, Dusseldorf and Hamburg stock exchange

GOTEBORG, Sweden, Oct. 08, 2003 (PRIMEZONE) -- The Board of AB Volvo has decided to apply to be delisted from Frankfurt, Dusseldorf and Hamburg stock exchanges.

Volvo has been listed on the German exchanges in Frankfurt, Dusseldorf and Hamburg since 1974. This listing was a feature of the Board's efforts to increase international ownership in Volvo. However, the deregulation of the international capital markets and the increased foreign ownership of shares on Stockholmsborsen have meant that this special listing has outlived its usefulness.

The Board of AB Volvo has therefore decided to apply for a delisting of the Volvo share from the stock exchanges in Frankfurt, Dusseldorf and Hamburg. The delisting from the three stock exchanges is expected to be complete during the fall of 2004.

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The following files are available for download:

http://www.waymaker.net/bitonline/2003/10/08/20031007BIT00600/wkr0001.doc

http://www.waymaker.net/bitonline/2003/10/08/20031007BIT00600/wkr0002.pdf

CONTACT: AB Volvo
         Fredrik Brunell
         Tel: +46 (0)31- 66 11 91

         Patrik Stenberg
         Tel: +46 (0)31-66 13 36.